                                                                 Exhibit 99.10

                                   MEMORANDUM

TO:     Participants in the Stratacom, Inc. 1992 Employee Stock Purchase Plan

FROM:   Cisco Systems, Inc.

DATE:

RE:     Assumption of Options Under the 1992 Employee Stock Purchase Plan

- --------------------------------------------------------------------------------

        As you know, Stratacom, Inc. ("Stratacom") was recently acquired by Cisco Systems, Inc. ("Cisco") through a merger effected on July 9, 1996. As a result, Stratacom has become a wholly-owned Cisco subsidiary.

        In connection with this transaction, Cisco has assumed the outstanding options under the Stratacom 1992 Employee Stock Purchase Plan (the "Stratacom ESPP") such that those options now cover shares of Cisco common stock. Several additional changes to the options were also made as part of the assumption process. These changes are summarized as follows:

        1. The number of shares of Cisco common stock subject to each assumed Stratacom ESPP option reflects the ratio at which shares of Stratacom common stock were exchanged for shares of Cisco common stock in the merger. That ratio was one (1) share of Cisco common stock for each share of Stratacom common stock. As a result, the number of Cisco shares now subject to each option is equal to the number of shares of Stratacom common stock subject to that option immediately before the merger.

        2. The purchase price per share in effect under each assumed Stratacom ESPP option will be lesser of (a) eighty-five percent (85%) of the fair market value per share of Stratacom common stock at the start of the current offering period under the Stratacom ESPP (April 1, 1996) or (b) eighty-five (85%) of the fair market value per share of Cisco common stock on the Exercise Date.

        3. All outstanding options assumed by Cisco under the Stratacom ESPP will be exercised on September 30, 1996 (the "Exercise Date").

                4. The grant date of each assumed Stratacom ESPP option and all other provisions which govern the termination or exercise of that option will remain the same as set forth in the Stratacom ESPP, and your subscription agreement will accordingly govern and control your rights to acquire shares of Cisco common stock under your assumed option.

                5. For purposes of applying the termination of employment provisions of the Stratacom ESPP, you will be deemed to continue in employment for so long as you remain employed by Cisco or any present or future Cisco subsidiary.

                6. The Stratacom ESPP will terminate immediately following the exercise of all outstanding Stratacom ESPP options on the Exercise Date, and no further options will be granted under the Stratacom ESPP after that date.

         You should contact Christine Calice at Cisco at (408) 526-7144 if you have any questions.


                                       2